UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Novelion Therapeutics Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

67001K202
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone- (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,948,554*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

1,948,554*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,948,554*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.42%

14.	TYPE OF REPORTING PERSON

OO

* Please see Item 4 for description of certain restrictions pertaining to the Reporting Persons’ exercise of the Warrants.

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,948,554*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

1,948,554*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,948,554*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.42%

14.	TYPE OF REPORTING PERSON

OO

* Please see Item 4 for description of certain restrictions pertaining to the Reporting Persons’ exercise of the Warrants.

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,948,554*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

1,948,554*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,948,554*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.42%

14.	TYPE OF REPORTING PERSON

IN

* Please see Item 4 for description of certain restrictions pertaining to the Reporting Persons’ exercise of the Warrants.

CUSIP No.	67001K202

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares, without par value (the “Common Shares”), of Novelion Therapeutics Inc., a corporation incorporated under the laws of British Columbia with its principal executive offices located at 1800-510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On March 15, 2018, Aegerion Pharmaceuticals, Inc. (“Aegerion”), a wholly-owned subsidiary of the Issuer, entered into a loan and security agreement (the “Loan Agreement”) with Broadfin Healthcare Master Fund, Ltd. and certain other parties (the Broadfin Master Fund together with such other parties are referred to herein as the “Lenders”), pursuant to which the Lenders have made a term loan (the “Loan”) to Aegerion in an aggregate amount of $20 million, $10 million of which was loaned by the Broadfin Master Fund.

The Loan will accrue interest at the rate of 9% per annum. Following an event of default and so long as an event of default is continuing, the interest rate would increase by 3% per annum. Interest will accrue and compound quarterly in arrears and is not be payable in cash until the Loan Maturity Date (as defined below) or any earlier time that interest and principal become due and payable under the Loan. The Loan may be prepaid, in whole or in part, by Aegerion at any time without premium or penalty.

The Loan matures on the earliest of (i) August 1, 2019, (ii) thirty (30) days prior to the maturity date of Aegerion’s 2.0% convertible senior notes due August 15, 2019 (the “Convertible Notes”), (iii) the date that any restructuring or recapitalization of all or substantially all of the Convertible Notes, including any exchange offer or similar transaction (a “Note Restructuring Transaction”), is substantially consummated and (iv) upon acceleration of the obligations under the Loan Agreement (such earliest date, the “Loan Maturity Date”).

Aegerion’s obligations under the Loan Agreement are secured by substantially all of the assets of Aegerion, subject to certain contractual limitations (if any) and other exclusions set forth in the Loan Agreement and related documentation. The liens on the assets of Aegerion granted to secure the Loan are subordinate to the liens granted in favor of the Issuer to secure Aegerion’s obligations to the Issuer pursuant to the Amended and Restated Senior Loan Agreement (the “Senior Loan Agreement”), dated as of March 15, 2018, between Aegerion and the Issuer. Pursuant to terms of the subordination agreement (the “Subordination Agreement”) entered into on March 15, 2018, by the Issuer, Aegerion and the Lenders, the Loan is subordinate to approximately $40 million of obligations of Aegerion to the Issuer under the Senior Loan Agreement.

The Loan Agreement includes affirmative and negative covenants, including prohibitions on the incurrence by Aegerion and its subsidiaries of any additional indebtedness (other than trade debt in the ordinary course, the debt under the Senior Loan Agreement (including up to an additional $20 million of additional debt thereunder to the extent such additional debt is subordinated to the Loan), the sale, transfer or exclusive license of (other than in the ordinary course), or the granting of liens on, certain assets. In addition, the Loan Agreement includes customary events of default for a transaction of this type, and includes a cross-default to the occurrence of any event of default under the Senior Loan Agreement or under the Convertible Notes. Certain Myalept “spin-out” transactions would also be permitted under the Loan Agreement.

As consideration for the Loan, Broadfin Master Fund was issued a warrant to purchase an aggregate of 909,296 Shares (the “Warrants”). The Warrants have an exercise price equal to $4.40 per share, representing the volume weighted average price of the Shares for the 20 trading days ending on March 14, 2018, and a term of four years. Pursuant to the terms of the Warrants, the Issuer has agreed that, subject to certain limitations, upon the request of any Lender, the Issuer will file a registration statement covering any or all of the Shares issuable to such Lender upon exercise of the Warrants, which registration statement would provide for the resale of such Shares.

The foregoing summaries of the Loan Agreement, the Warrants and the Subordination Agreement are subject to, and qualified in their entirety by reference to, the Loan Agreement, the Form of Warrant and the Subordination Agreement, which are referred to as Exhibits 2, 3 and 4, respectively in Item 7 below, and incorporated herein by reference.

The Warrants are subject to a limitation in the Warrant instruments on the exercise of the Warrants to the extent that such exercise would cause the Reporting Persons to beneficially own more than 9.99% of the Issuer's Common Shares.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to be the beneficial owner of 1,948,554 Common Shares or 10.42% of the shares of the Common Shares of the Issuer, based upon the 18,703,204 shares of Common Shares outstanding as of March 12, 2018, according to the Form 10-K filed by the Issuer on March 16, 2018.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler has the sole power to vote or direct the vote of 0 shares of Common Shares and the shared power to vote or direct the vote of 1,948,554 shares of Common Shares.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund and Kevin Kotler has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 1,948,554 shares of Common Shares.

Other than the Loan Agreement and the issuance of the warrants described in Item 4, there have been no transactions in the Issuer in the last 60 Days.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Additionally, pursuant to the Warrant Certificate, dated November 29, 2016 (the "Warrant Certificate"), by an between the Issuer and certain of the Reporting Persons, and the Unit Subscription Agreement, dated June 14, 2016 (the "Unit Subscription Agreement") by and among the Issuer, certain of the Reporting Persons and the Investors (as defined in the Unit Subscription Agreement), as amended as applied to such Reporting Persons on September 9, 2016, whereby such Reporting Persons may acquire up to 568,181 Common Shares of the Issuer by exercising fully paid-up warrants (the "Warrants"), provided that the Reporting Persons may not exercise the Warrants where the Reporting Persons would own in excess of the Beneficial Ownership Limitation (as defined in the Warrant Certificate) after such exercise. The Reporting Persons may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Loan Agreement, filed as Exhibit 10.1 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.

Form of Warrant, filed as Exhibit C to Exhibit 10.1 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.

Subordination Agreement, filed as Exhibit 10.3 to Novelion Therapeutics Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2018 and is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2018
(Date)

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER

/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Kevin Kotler, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated March 20, 2018, relating to the Common Shares, without par value of Novelion Therapeutics Inc. shall be filed on behalf of the undersigned.

March 20, 2018
(Date)

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER

/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Kevin Kotler, Director